SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PW Technology Partners, L.P.
(Name of Issuer)

PW Technology Partners, L.P.
(Name of Person(s) Filing Statement)

Partnership Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark D. Goldstein, Esq.
UBS PaineWebber Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

May 23, 2001
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $125,000,000 (a)	Amount of Filing Fee: $25,000 (b)

(a)     Calculated as the aggregate maximum purchase price for partnership interests.
(b)     Calculated at 1/50th of 1% of the Transaction Valuation.
[   ]  Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________________
Form or Registration No.:____________________________
Filing Party:________________________________________
Date Filed:__________________________________________

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1. Summary Term Sheet.

           As we said we would in your Partnership's offering documents, we will buy your partnership interests at their estimated net asset value (that is, the estimated value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership you desire to sell). This offer will remain open until midnight on June 20, 2001. Estimated net asset value will be calculated for this purpose on June 30, 2001.

           To make sure we have calculated net asset value correctly, we will check it during the Partnership's audit for calendar year 2001, which we expect will be completed in February 2002. If you tender your entire interest in the Partnership, we will pay you in cash by approximately July 9, 2001, 95% of our calculation of the estimated net asset value as of June 30, 2001. We will owe you the balance, for which we will give you a promissory note that will be held for you by the Partnership's Administrator, PFPC. If you tender part of your interest, leaving a remainder at least equal to $125,000 ($25,000 for certain eligible partners who are identified in the Partnership's Confidential Memorandum), we will pay all your proceeds in cash by approximately July 9th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

           Following this summary is a formal notice of our offer to purchase your partnership interests. Our offer remains open to you until midnight on June 20, 2001. Until this time, you have the right to change your mind and withdraw your partnership interests from consideration for purchase. If we do not accept your interests by midnight, June 20, 2001, you may still withdraw your partnership interests at any time after July 19, 2001, assuming your offer has not been accepted. Please note that tendering your partnership interests may trigger the payment by you of a performance bonus to the Partnership's manager for managing the Partnership's assets.

           If you would like us to purchase your partnership interests, you should mail a Letter of Transmittal (the last page of the letter will suffice), attached to this document as Exhibit C, to PW Technology Partners, L.P., c/o PFPC at P.O. Box 857, Claymont, Delaware 19703-9911, or fax it to PFPC at (302) 791-2241 or (302) 791-2386, so that it is received before midnight, June 20, 2001. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, June 20, 2001). Of course, the value of your partnership interests is likely to change between April 30, 2001 (the last time estimated net asset value was calculated) and May 31, 2001 (the next time it will be calculated) and June 30, 2001, when the value of your investment will be determined for purposes of calculating your purchase price. If you would like to obtain the estimated net asset value of your partnership interests, which we calculate monthly based on the information we receive from the managers of the investment funds in which we invest, you may contact PFPC, at (877) 431-1973 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

           Please note that just as you have the right to withdraw your partnership interests, we have the right to cancel, amend or postpone this offer at any time before midnight, June 20, 2001. Also realize that although the tender offer expires on June 20, 2001, you remain a partner in the Partnership until June 30, 2001, when the estimated net asset value of your partnership interests is calculated.

           If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

ITEM 2. Issuer Information.

                     (a) The name of the issuer is PW Technology Partners, L.P. (the "Partnership"). The Partnership is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Partnership is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000.

                     (b) The title of the securities that are the subject of the offer to purchase ("Offer to Purchase" and the tender offer made thereby, the "Offer") is partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests," as the context requires, shall refer to the partnership interests in the Partnership and portions thereof that constitute the class of security that is the subject of this tender offer or the partnership interests in the Partnership or portions thereof that are tendered by partners to the Partnership pursuant to the Offer to Purchase.) As of the close of business on May 1, 2001, there were approximately $840,134,039 outstanding in capital of the Partnership held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Partnership will purchase up to $125,000,000 in Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on June 20, 2001, subject to any extension of the Offer to Purchase.

                     (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Partnership's Amended and Restated Limited Partnership Agreement dated as of February 17, 1999 (the "L.P. Agreement").

ITEM 3. Identity and Background of Filing Person.

                     (a) The name of the filing person is PW Technology Partners, L.P. The Partnership's principal executive office is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The General Partner of the Partnership is PW Fund Advisor, L.L.C. (the "Manager"). The principal executive office of the Manager is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The Partnership's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg and George W. Gowen. Their address is c/o UBS PaineWebber Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 4. Terms of this Tender Offer.

                     (a) (1) (i) Subject to the conditions set forth in the Offer to Purchase, the Partnership will purchase up to $125,000,000 in Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on June 20, 2001, subject to any extension of the Offer to Purchase.

                               (ii) The purchase price of Interests tendered to the Partnership will be their estimated net asset value as of the close of business on June 30, 2001, if the Offer to Purchase expires on the expected expiration date of June 20, 2001. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires.

                               For partners who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered by the partner and accepted by the Partnership, determined as of June 30, 2001, payable by approximately July 9, 2001 (the "95% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Partner and accepted by the Partnership as of the expiration date, determined as of June 30, 2001, based on the audited financial statements of the Partnership for calendar year 2001, over (b) the 95% Cash Payment. The Note will be held for each tendering partner by PFPC as set forth in the Letter of Transmittal, attached hereto as Exhibit C, will be prepared within approximately ten days after the Partnership's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash within approximately ten days after completion of the audit of the financial statements of the Partnership for calendar year 2001, or on such earlier date as the Partnership's Directors may determine. It is anticipated that the audit of the Partnership's financial statements for calendar year 2001 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered by the partner and accepted by the Partnership.

                               Partners who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered by the partner and accepted by the Partnership, determined as of June 30, 2001, payable by approximately July 9, 2001 (the "100% Cash Payment").

                               A copy of: (i) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; (iii) a form of Letter of Transmittal; (iv) a form of Notice of Withdrawal of Tender; and (v) forms of Letters to Partners in connection with acceptances of offers of tender are attached hereto as Exhibits A, B, C, D and E, respectively.

                               (iii) The scheduled expiration date is 12:00 midnight, New York time, Wednesday, June 20, 2001.

                               (iv) Not applicable.

                               (v) The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying partners of such extension. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify partners.

                               (vi) Interests may be withdrawn at any time before 12:00 midnight, New York time, Wednesday June 20, 2001 and, if Interests have not then been accepted by the Partnership, at any time after July 19, 2001.

                               (vii) Partners wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC ("PFPC"), to the attention of Joyce Molitor, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Joyce Molitor, at the fax numbers set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the expiration date. The Partnership recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A partner choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter.

                               Any partner tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the expiration date and, if Interests have not then been accepted by the Partnership, at any time after July 19, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2 of the Offer to Purchase. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the expiration date by following the procedures described above.

                               If a partner elects to tender, it is the tendering partner's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

                               (viii) For purposes of the Offer, the Partnership will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering partner of its election to purchase such Interest.

                               (ix) If more than $125,000,000 in Interests are duly tendered to the Partnership prior to the expiration of the Offer and not withdrawn, the Partnership will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the expiration date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                               (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of partners who do not tender Interests. A reduction in the aggregate assets of the Partnership may result in partners who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

                               (xi) Not applicable.

                               (xii) A partner who tenders its entire Interest to the Partnership for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such partner (consisting of the 95% Cash Payment and the principal payment under the Note) and such partner's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering partner only as and after the total proceeds received by such partner exceed the partner's adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering partner has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the partner's holding period for its Interest at the time the gain or loss is recognized. Recently issued Treasury Regulations provide that an partner will have a divided (that is, fragmented) holding period for its interest if the partner makes contributions to the Partnership at different times. Under the Treasury Regulations, each time the partner makes a contribution to the Partnership, the partner will have a new holding period for that portion of its Interest determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the partner's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the partner recognizes capital gain or loss in connection with a complete withdrawal from the Partnership, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Interest is divided between the portion of the Interest held for more than one year and the portion of the Interest held for one year or less. A tendering partner will recognize ordinary income to the extent such partner's allocable share of the Partnership's "unrealized receivables" exceeds the partner's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Partnership will be treated as an unrealized receivable with respect to the tendering partner. A partner who tenders less than its entire Interest to the Partnership for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such partner's adjusted tax basis in its Interest.

                               Pursuant to the authority granted to it under the L.P. Agreement, the Manager intends to specially allocate items of Partnership capital gain, including short-term capital gain, to a withdrawing partner to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing partner recognizing capital gain, which may include short-term gain, in the partner's last taxable year in the Partnership, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

                               (2) Not applicable.

                     (b) The Manager does not intend to tender any Interests in the Offer, other than capital in excess of its original contribution, which currently is approximately $911,026 and which the Manager reserves the right to tender. A trust in which E. Garrett Bewkes, Jr., one of the Partnership's Directors, has an interest holds $1,098,793 in Interests, and has not advised the Partnership as to whether it intends to tender in the Offer. Accounts in which Mitchell Tanzman, a managing director of the managing member of the Manager, has an interest, hold $238,359 in aggregate in Interests, and he has not advised the Partnership as to whether he intends to tender in the Offer. Accounts in which Gregory Brousseau, a managing director of the managing member of the Manager, has an interest, hold $550,836 in aggregate in Interests, and he has not advised the Partnership as to whether he intends to tender in the Offer.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer's Securities.

                     The Partnership's Confidential Memorandum dated February, 1999, as supplemented (the "Confidential Memorandum"), and the L.P. Agreement, which were provided to each partner in advance of subscribing for Interests, provide that the Partnership's Directors have the discretion to determine whether the Partnership will purchase Interests from partners from time to time pursuant to written tenders. The Confidential Memorandum also states that the Manager of the Partnership expects that generally it will recommend to the Directors that the Partnership purchase Interests from partners twice each year, in June and December. The Partnership is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Partnership and the Manager or Directors of the Partnership or any person controlling the Partnership or controlling the Manager or Directors of the Partnership; and (ii) any person, with respect to Interests. However, the L.P. Agreement provides that the Partnership shall be dissolved if the interest of any partner that has submitted a written request, in accordance with the terms of the L.P. Agreement, to tender its entire interest for repurchase by the Partnership has not been repurchased within a period of two years of the request.

ITEM 6. Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

                     (a) The purpose of the Offer to Purchase is to provide liquidity to partners who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the L.P. Agreement.

                     (b) Interests that are tendered to the Partnership in connection with the Offer to Purchase will be retired, although the Partnership may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

                     (c) Except that the Partnership's independent Directors are considering the appropriateness of adding an additional independent Director at some future time, neither the Partnership nor the Manager nor the Directors have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests in the Partnership (other than the Partnership's intention to accept subscriptions for Interests from time to time in the discretion of the Partnership), or the disposition of Interests in the Partnership, other than as described in the Confidential Memorandum; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (3) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (4) any change in the identity of the Manager or the Directors of the Partnership, or in the management of the Partnership including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Partnership, to fill any existing vacancy for a Director of the Partnership or to change any material term of the investment advisory arrangements with the Manager; (5) a sale or transfer of a material amount of assets of the Partnership (other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Partnership); (6) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the L.P. Agreement or other actions that might impede the acquisition of control of the Partnership by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Partnership.

ITEM 7. Source and Amount of Funds or Other Consideration.

                     (a) The Partnership expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $125,000,000 (unless the Partnership elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Partnership; and/or (3) possibly borrowings, as described in paragraph (b), below. The Partnership will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

                     (b) Not applicable

                     (c) Neither the Partnership nor the Manager nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

ITEM 8. Interest in Securities of the Issuer.

                     (a) Based on May 1, 2001 estimated values, (i) the Manager beneficially owns $1,911,026; (ii) a trust in which E. Garrett Bewkes, Jr., one of the Partnership's Directors, has an interest, beneficially owns $1,098,793 in Interests; (iii) accounts in which Mitchell Tanzman, a managing director of the managing member of the Manager, has an interest, hold $238,359 in aggregate in Interests; and (iv) accounts in which Gregory Brousseau, a managing director of the managing member of the Manager, has an interest, hold $550,836 in aggregate in Interests.

                     (b) During the past 60 days, the only transactions involving the Interests that were effected by the Partnership, the Manager of the Partnership, the Directors or any person controlling the Partnership or controlling the Manager or any Directors of the Partnership were the aggregate subscriptions of $51,778,058 in Interests from new and existing partners.

ITEM 9. Persons/Assets Retained, Employed, Compensated or Used.

                     No persons have been employed, retained or are to be compensated by the Partnership to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10. Financial Statements.

                     (a) (1) Reference is made to the following financial statements of the Partnership, which the Partnership has prepared and furnished to partners pursuant to Rule 30b1-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 1999, previously filed on EDGAR on Form N-30D on March 2, 2000; and

Audited financial statements for the year ended December 31, 2000, previously filed on EDGAR on Form N-30D on March 7, 2001.

                               (2) The Partnership is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Partnership does not have shares, and consequently does not have earnings per share information.

                               (3) Not Applicable.

                               (4) The Partnership does not have shares, and consequently does not have book value per share information.

                     (b) The Partnership's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Partnership does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not Applicable.

(4)	None.

(5)	None.

(b)	None.

ITEM 12. Exhibits.

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase (with financial statements to be enclosed).

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Partnership to Partners in connection with acceptance of offers of tender.

SIGNATURE

                     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PW TECHNOLOGY PARTNERS, L.P.
By:	PW Fund Advisor, L.L.C.
General Partner

By:	/s/ Daniel Archetti Name: Daniel Archetti Title: Authorized Signatory

May 21, 2001

EXHIBIT INDEX

Exhibit

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase (with financial statements to be enclosed).

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Partnership to Partners in connection with acceptance of offers of tender.

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

If you do not want to sell your partnership interests at this time, please disregard this notice. This is simply notification of the Partnership's tender offer.

May 23, 2001

Dear PW Technology Partners, L.P. Partner:

                     We are writing to inform you of important dates related to the tender offer by PW Technology Partners, L.P. (the "Partnership"). If you are not interested in selling your partnership interests at this time, please disregard this notice and take no action.

                     The tender offer period will begin on May 23, 2001 and end on June 20, 2001. The purpose of the tender offer is to provide liquidity to partners who hold partnership interests. Partnership interests can be redeemed by means of a tender offer only during one of the Partnership's announced tender offers.

                     Should you wish to sell any of your partnership interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to PFPC in the enclosed postage-paid envelope. If you do not wish to sell partnership interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

                     All requests to tender partnership interests must be received by the Partnership's Administrator, PFPC, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by June 20, 2001. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC by calling the number below.

                     If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Joyce Molitor at our Administrator, (877) 431-1973.

Sincerely,

PW Technology Partners, L.P.

Exhibit B

Offer to Purchase

PW TECHNOLOGY PARTNERS, L.P.
1285 Avenue of the Americas
New York, New York 10019

OFFER TO PURCHASE $125,000,000 IN OUTSTANDING
PARTNERSHIP INTERESTS AT NET ASSET VALUE
DATED MAY 23, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK TIME, ON WEDNESDAY, JUNE 20, 2001,
UNLESS THE OFFER IS EXTENDED

To the Partners of
PW Technology Partners, L.P.:

                     PW Technology Partners, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Partnership"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $125,000,000 in interests in the Partnership or portions thereof pursuant to tenders by partners at a price equal to their estimated net asset value as of June 30, 2001, if the Offer expires on June 20, 2001. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Partnership and portions thereof representing beneficial interests in the Partnership.) This Offer is being made to all partners of the Partnership and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Partnership's Amended and Restated Limited Partnership Agreement dated as of February 17, 1999 (the "L.P. Agreement").

                     Partners should realize that the value of the Interests tendered in this Offer likely will change between April 30, 2001 (the last time net asset value was calculated) and May 31, 2001 (the next time net asset value will be calculated) and June 30, 2001, when the value of the Interests tendered to the Partnership will be determined for purposes of calculating the purchase price of such Interests. Partners should also note that although the tender offer expires on June 20, 2001, they remain partners in the Partnership until June 30, 2001, when the estimated net asset value of their partnership interests is calculated. The Partnership determines the estimated net asset value monthly based on the information it receives from the managers of the investment funds in which it invests. Any tendering partners that wish to obtain the estimated net asset value of their interests on this basis should contact PFPC, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

                     Partners desiring to tender all or any portion of their Interest in the Partnership in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Partnership in the manner set forth below.

IMPORTANT

                     Neither the Partnership nor the Manager nor any of the Directors makes any recommendation to any Partner as to whether to tender or refrain from tendering Interests. Partners must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

                     Because each partner's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Partnership as to whether partners should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Partnership.

                     This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                     Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Partnership's service agent.

PW Technology Partners, L.P. c/o PFPC P.O. Box 857 Claymont, Delaware 19703-9911 Phone: (877) 431-1973 Fax: (302) 791-2241 (302) 791-2386 Attention: Joyce Molitor

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5
2.	Offer to Purchase and Price	5
3.	Amount of Tender	7
4.	Procedure for Tenders	7
5.	Withdrawal Rights	8
6.	Purchases and Payment	8
7.	Certain Conditions of the Offer	10
8.	Certain Information About the Partnership	11
9.	Certain Federal Income Tax Consequences	11
10.	Miscellaneous	12

Annex A: Financial Statements (enclosed)

Summary Term Sheet

•	As we said in your Partnership's offering documents, we will buy your partnership interests at their estimated net asset value (that is, the estimated value of the Partnership's assets minus its liabilities, multiplied by the proportionate interest in the Partnership you desire to sell). This offer will remain open until midnight on June 20, 2001. Estimated net asset value will be calculated for this purpose on June 30, 2001.

•	To make sure we have calculated net asset value correctly, we will check it during the Partnership's audit for calendar year 2001, which we expect will be completed in February 2002. If you tender your entire interest in the Partnership, we will pay you in cash by approximately July 9, 2001, 95% of our calculation of the estimated net asset value as of June 30, 2001. We will owe you the balance, for which we will give you a promissory note that will be held for you by the Partnership's Administrator, PFPC. If you tender part of your interest, leaving a remainder at least equal to $125,000 ($25,000 for certain eligible partners who are identified in the Partnership's Confidential Memorandum), we will pay all your proceeds in cash by approximately July 9th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

•	Following this summary is a formal notice of our offer to purchase your partnership interests. Our offer remains open to you until midnight on June 20, 2001. Until this time, you have the right to change your mind and withdraw your partnership interests from consideration for purchase. If we do not accept your interests by midnight, June 20, 2001, you may still withdraw your partnership interests at any time after July 19, 2001, assuming your offer has not been accepted. Please note that tendering your partnership interests may trigger the payment by you of a performance bonus to the Partnership's manager for managing the Partnership's assets.

•	If you would like us to purchase your partnership interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before midnight, June 20, 2001. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, June 20, 2001). Of course, the value of your partnership interests is likely to change between April 30, 2001 (the last time estimated net asset value was calculated) and May 31, 2001 (the next time it will be calculated) and June 30, 2001, when the value of your investment will be determined for purposes of calculating your purchase price.

•	If you would like to obtain the estimated net asset value of your partnership interests, which we calculate monthly based on the information we receive from the managers of the investment funds in which we invest, you may contact PFPC, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw your partnership interests, we have the right to cancel, amend or postpone this offer at any time before midnight, June 20, 2001. Also realize that although the tender offer expires on June 20, 2001, you remain a partner in the Partnership until June 30, 2001, when the estimated net asset value of your partnership interests is calculated.

•	If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

                     1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to partners who hold Interests as contemplated by and in accordance with the procedures set forth in the Partnership's Confidential Memorandum dated February 1999, as supplemented (the "Confidential Memorandum") and the L.P. Agreement. The Confidential Memorandum and the L.P. Agreement, which were provided to each partner in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Partnership will purchase Interests from partners from time to time pursuant to written tenders. The Confidential Memorandum also states that PW Fund Advisor, L.L.C., the manager of the Partnership (the "Manager"), expects that generally it will recommend to the Directors that the Partnership purchase Interests from partners twice each year in June and December. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Partnership, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of partners of the Partnership to provide liquidity for Interests as contemplated in the Confidential Memorandum and the L.P. Agreement. The Directors intend to consider the continued desirability of the Partnership making an offer to purchase Interests twice each year, but the Partnership is not required to make any such offer.

                     The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of partners who do not tender Interests. A reduction in the aggregate assets of the Partnership may result in partners who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Partnership are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

                     Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

                     2. Offer to Purchase and Price. The Partnership will purchase, upon the terms and subject to the conditions of the Offer, up to $125,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on Wednesday, June 20, 2001(such time and date being hereinafter called the "Initial Expiration Date"). If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Partnership reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6. As of the close of business on May 1, 2001, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $250,000 made as of the first day of the following months was:

                                               Unaudited Estimated Net Asset Value
          Month Contribution Made                       as of May 1, 2001
          -----------------------                       -----------------

          April 1999                                   CONFIDENTIAL PORTION -
          May 1999                                     THIS INFORMATION HAS
          June 1999                                    BEEN OMITTED AND
          July 1999                                    FILED SEPARATELY
          August 1999                                  WITH THE SEC.
          September 1999
          October 1999
          November 1999
          December 1999
          January 2000
          February 2000
          March 2000
          April 2000
          May 2000
          June 2000
          July 2000
          August 2000
          September 2000
          October 2000
          November 2000
          December 2000
          January 2001
          February 2001
          March 2001
          April 2001

                     As of the close of business on May 1, 2001, there were approximately $840,134,039 outstanding in capital of the Partnership held in Interests (based on the unaudited estimated net asset value of such Interests). The Partnership determines its estimated net asset value monthly based on information it receives from the managers of the investment funds in which it invests. Partners may obtain this information by contacting PFPC ("PFPC"), at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Interests tendered by the partners likely will change between April 30, 2001 (the last time net asset value was calculated) and May 31, 2001 (the next time it will be calculated) and June 30, 2001, when the value of the Interests tendered by partners will be determined for purposes of calculating the purchase price of such Interests and the time that partners will cease to be partners in the Partnership.

                     3. Amount of Tender. Subject to the limitations set forth below, partners may tender their entire Interest or a portion of their Interest. However, a partner who tenders for repurchase only a portion of such partner's Interest shall be required to maintain a capital account balance equal to $125,000 ($25,000 for certain eligible partners who are identified in the Partnership's Confidential Memorandum), net of the amount of the performance bonus, if any, that is to be debited from the capital account of the partner and credited to the capital account of the Manager on the Expiration Date (the "Performance Bonus"). If a partner tenders an amount that would cause the partner's capital account balance to fall below the required minimum, the Partnership reserves the right to reduce the amount to be purchased from such partner so that the required minimum balance is maintained. The Offer is being made to all partners of the Partnership and is not conditioned on any minimum amount of Interests being tendered.

                     If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $125,000,000 (or such greater amount as the Partnership may elect to purchase pursuant to the Offer), the Partnership will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Partnership elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $125,000,000 in Interests are duly tendered to the Partnership before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Partnership will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Partnership is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. The Manager does not intend to tender any Interests in the Offer, other than capital in excess of its original contribution, which currently is approximately $911,026 and which the Manager reserves the right to tender. A trust in which E. Garrett Bewkes, Jr., one of the Partnership's Directors, holds an interest holds $1,098,793 in Interests and has not advised the Partnership as to whether it intends to tender in the Offer. Accounts in which Mitchell Tanzman, a managing director of the managing member of the Manager, has an interest, hold $238,359 in aggregate in Interests, and he has not advised the Partnership as to whether he intends to tender in the Offer. Accounts in which Gregory Brousseau, a managing director of the managing member of the Manager, has an interest, hold $550,836 in aggregate in Interests, and he has not advised the Partnership as to whether he intends to tender in the Offer.

                     4. Procedure for Tenders. Partners wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, to the attention of Joyce Molitor, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Joyce Molitor, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Partnership recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A partner choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter. If a partner elects to tender, it is the tendering partner's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

                     Partners wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the partner tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Partnership, in its sole discretion, and such determination shall be final and binding. The Partnership reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Partnership, be unlawful. The Partnership also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular partner, and the Partnership's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Partnership shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Partnership nor the Manager nor Directors of the Partnership shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

                     5. Withdrawal Rights. Any partner tendering an Interest pursuant to this Offer may withdraw its Interest at any time on or before the Expiration Date and, if Interests have not then been accepted by the Partnership, at any time after July 19, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Partnership, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

                     6. Purchases and Payment. For purposes of the Offer, the Partnership will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering partner of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any partner will be the estimated net asset value thereof as of the close of business on June 30, 2001, if the Offer expires on the Initial Expiration Date. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the partners required to be made by the L.P. Agreement, including in respect of any Performance Bonus, have been made.

                     For partners who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered by the partner and accepted by the Partnership, determined as of June 30, 2001, payable by approximately July 9, 2001, (the "95% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the partner and accepted by the Partnership as of the Expiration Date, determined as of June 30, 2001, based on the audited financial statements of the Partnership for calendar year 2001, over (b) the 95% Cash Payment. The Note will be held for each tendering partner by PFPC as set forth below, will be prepared within approximately ten days after the Partnership's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash (in the manner set forth below) within approximately ten days after completion of the audit of the financial statements of the Partnership for calendar year 2001, or on such earlier date as the Partnership's Directors may determine. It is anticipated that the audit of the Partnership's financial statements for calendar year 2001 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Partnership on an amount, deposited by the Partnership in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered by the partner and accepted by the Partnership.

                     Partners who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered by the partner and accepted by the Partnership, determined as of June 30, 2001, payable by approximately July 9, 2001 (the "100% Cash Payment").

                     Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering partner's brokerage account with UBS PaineWebber Inc. ("UBS PaineWebber") if such partner has a UBS PaineWebber account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account. If such partner does not have a UBS PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Partnership's records, unless such partner advises the Partnership in writing of a change in its mailing address.

                     The Note will be held for each partner by the Partnership's Administrator, PFPC. Any contingent payment due pursuant to the Note will be deposited directly to the tendering partner's brokerage account at UBS PaineWebber if such partner has a UBS PaineWebber account, and will be subject upon withdrawal from such account to any fees that UBS PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account.

                     The Partnership expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $125,000,000 (unless the Partnership elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Partnership; and/or (3) possibly borrowings, as described below. The Partnership will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Partnership nor the Manager nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Partnership, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

                     7. Certain Conditions of the Offer. The Partnership reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying partners of such extension. If the Partnership elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Partnership also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Partnership determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify partners.

                     The Partnership may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Partnership would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Partnership's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Partnership, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Partnership, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Partnership has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Partnership, (vi) material decrease in the estimated net asset value of the Partnership from the estimated net asset value of the Partnership as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Partnership or its partners if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Partnership determine that it is not in the best interest of the Partnership to purchase Interests pursuant to the Offer. However, there can be no assurance that the Partnership will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

                     8. Certain Information About the Partnership. The Partnership is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited partnership. The principal executive office of the Partnership is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.P. Agreement. The Partnership's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg and George W. Gowen. Their address is c/o UBS PaineWebber Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019. A trust in which E. Garrett Bewkes, Jr., one of the Partnership's Directors, has an interest, beneficially owns $1,098,793 of the Interests. Accounts in which Mitchell Tanzman, a managing director of the managing member of the Manager, has an interest, hold $238,359 in aggregate in Interests. Accounts in which Gregory Brousseau, a managing director of the managing member of the Manager, has an interest, hold $550,836 in aggregate in Interests.

                     Except that the Partnership's independent Directors are considering the appropriateness of adding an additional independent Director at some future time, the Partnership does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Partnership's intention to accept subscriptions for Interests from time to time in the discretion of the Partnership) or the disposition of Interests, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (c) any material change in the present distribution policy or indebtedness or capitalization of the Partnership; (d) any change in the identity of the Manager or Directors of the Partnership, or in the management of the Partnership including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Partnership, to fill any existing vacancy for a Director of the Partnership or to change any material term of the investment advisory arrangements with the Manager; (e) a sale or transfer of a material amount of assets of the Partnership (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Partnership); (f) any other material change in the Partnership's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.P. Agreement or other actions that may impede the acquisition of control of the Partnership by any person.

                     During the past 60 days, the only transactions involving the Interests that were effected by the Partnership, the Manager of the Partnership, the Directors or any person controlling the Partnership or controlling the Manager or any Directors of the Partnership were the aggregate subscriptions of $51,778,058 in Interests from new and existing partners.

                     Based on May 1, 2001 estimated values, the Manager beneficially owns $1,911,026 in Interests. The Manager is entitled under the terms of the L.P. Agreement to receive, subject to certain limitations, the Performance Bonus, as specified in the L.P. Agreement and described in the Confidential Memorandum.

                     9. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Partnership from partners pursuant to the Offer. Partners should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Partnership pursuant to the Offer.

                     A partner who tenders its entire Interest to the Partnership for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such partner (consisting of the 95% Cash Payment and the principal payment under the Note) and such partner's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering partner only as and after the total proceeds received by such partner exceed the partner's adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering partner has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the partner's holding period for its Interest at the time the gain or loss is recognized. Recently issued Treasury Regulations provide that an partner will have a divided (that is, fragmented) holding period for its interest if the partner makes contributions to the Partnership at different times. Under the Treasury Regulations, each time the partner makes a contribution to the Partnership, the partner will have a new holding period for that portion of its Interest determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the partner's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the partner recognizes capital gain or loss in connection with a complete withdrawal from the Partnership, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Interest is divided between the portion of the Interest held for more than one year and the portion of the Interest held for one year or less. A tendering partner will recognize ordinary income to the extent such partner's allocable share of the Partnership's "unrealized receivables" exceeds the partner's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Partnership will be treated as an unrealized receivable with respect to the tendering partner. A partner who tenders less than its entire Interest to the Partnership for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such partner's adjusted tax basis in its Interest.

                     Pursuant to the authority granted to it under the L.P. Agreement, the Manager intends to specially allocate items of Partnership capital gain, including short-term capital gain, to a withdrawing partner to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing partner recognizing capital gain, which may include short-term gain, in the partner's last taxable year in the Partnership, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

                     10. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Partnership is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Partnership reserves the right to exclude partners from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Partnership believes such exclusion is permissible under applicable laws and regulations, provided the Partnership makes a good faith effort to comply with any state law deemed applicable to the Offer.

                     The Partnership has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Partnership by contacting PFPC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

ANNEX A
Financial Statements

                     Partners will be sent full and complete copies of the following financial statements of the Partnership, which were previously filed on EDGAR and are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 1999, previously filed on EDGAR on Form N-30D on March 2, 2000; and

Audited financial statements for the year ended December 31, 2000, previously filed on EDGAR on Form N-30D on March 7, 2001.

Exhibit C

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

Regarding Interests

in

PW TECHNOLOGY PARTNERS, L.P.

Tendered Pursuant to the Offer to Purchase
Dated May 23, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY PFPC EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
WEDNESDAY, JUNE 20, 2001, UNLESS THE
OFFER IS EXTENDED.

Complete the Last Page Of This Letter Of Transmittal And Fax or Mail
In The Enclosed Postage-Paid Envelope To:

PW Technology Partners, L.P.
c/o PFPC
P.O. Box 857
Claymont, DE 19703-9911

Attn: Joyce Molitor

For additional information:
Phone: (877) 431-1973
Fax:      (302) 791-2241
             (302) 791-2386

To assure good delivery, please send this Letter of Transmittal to PFPC and not to your Financial Advisor.

Ladies and Gentlemen:

                     The undersigned hereby tenders to PW Technology Partners, L.P., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Partnership"), the partnership interest in the Partnership or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated May 23, 2001 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer"). The tender and his Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Partnership to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

                     The undersigned hereby sells to the Partnership the partnership interest in the Partnership or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the partnership interest in the Partnership or portion thereof tendered hereby and that the Partnership will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

                     The undersigned recognizes that under certain circumstances set forth in the Offer, the Partnership may not be required to purchase any of the partnership interests in the Partnership or portions thereof tendered hereby.

                      The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Partnership's Administrator, PFPC, to receive any Letter of Transmittal or other document.

                      Payment of the cash portion of the purchase price for the partnership interest in the Partnership or portion thereof of the undersigned (the "Cash Payment"), as described in Section 6 of the Offer to Purchase, shall be sent to the undersigned by wire transfer to the undersigned's brokerage account at UBS PaineWebber Inc. ("UBS PaineWebber") if such partner has a UBS PaineWebber account. (The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to a partner's brokerage account, upon a withdrawal of such cash payment from such account, UBS PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) If such partner does not have a UBS PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Partnership's records. A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be held for such partner by PFPC. (Any contingent payment due pursuant to the Note will be deposited directly to the tendering partner's brokerage account at UBS PaineWebber if such partner has a UBS PaineWebber account, and, upon a withdrawal of such contingent payment from such account, UBS PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) The undersigned recognizes that the amount of the Cash Payment will be based on the unaudited estimated net asset value as of June 30, 2001, of the partnership interest or portion thereof tendered, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Partnership's financial statements for calendar year 2001, which is anticipated to be completed not later than 60 days after the Partnership's fiscal year end, and will be paid in cash within approximately ten days thereafter, or on such earlier date as the Partnership's Directors may determine.

                     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

If you do not want to sell your partnership interests at this time, please disregard this notice. This is simply notification of the Partnership's tender offer. If you decide to tender, you are responsible for confirming that PFPC has received your documents. To assure good delivery, please send this page to PFPC and not to your Financial Advisor.

Please fax or mail (this page only) in the enclosed postage-paid envelope to:

     PW Technology Partners, L.P.
     c/o PFPC
     P.O. Box 857
     Claymont, DE 19703-9911
     Attn: Joyce Molitor

For additional information:
     Phone:  (877) 431-1973
     Fax:      (302) 791-2241
                  (302) 791-2386

Part 1. Name:

Name of Partner:

SS# or Taxpayer ID #: __ __ __  __ __  __ __ __ __     Phone #: __ __ __  __ __ __  __ __ __ __

UBS PaineWebber Brokerage Account (if applicable) __ __  __ __ __ __ __  __ __     Date: ___________________

Part 2. Amount of Partnership Interest in the Partnership to be Tendered:

|_| Entire partnership interest.

|_| Portion of partnership interest expressed as a specific dollar value. $_____________________
Subject to maintenance of a minimum partnership interest equal to $125,000 ($25,000 for certain eligible partners who are identified in the Partnership's Confidential Memorandum), net of the Performance Bonus (the "Required Minimum Balance"). The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Partnership reserves the right to reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3. Signature(s):

FOR INDIVIDUAL PARTNERS AND JOINT TENANTS:

Signature:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Partner:

Joint Tenant Signature: (If joint tenants, both must sign.)	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Joint Tenant:

FOR OTHER PARTNERS:

Print Name of Partner:

Signature:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Signatory and Title:

Co-Signatory if necessary:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Exhibit D

Form of Notice of Withdrawal of Tender

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

PW TECHNOLOGY PARTNERS, L.P.

Tendered Pursuant to the Offer to Purchase
Dated May 23, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY PFPC EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
WEDNESDAY, JUNE 20, 2001, UNLESS THE
OFFER IS EXTENDED.

Complete This Notice Of Withdrawal And Fax or Mail To:

PW Technology Partners, L.P.
c/o PFPC
P.O. Box 857
Claymont, DE 19703-9911

Attn: Joyce Molitor

For additional information:
Phone: (877) 431-1973
Fax:      (302) 791-2241
             (302) 791-2386

To assure good delivery, please send this Notice of Withdrawal to PFPC and not to your Financial Advisor.

You are responsible for confirming that this Notice is received by PPC Inc. To assure good delivery, please send this page to PFPC and not to your Financial Advisor.

Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal dated __________________.

UBS PaineWebber Brokerage Account (if applicable):          #______________

FOR INDIVIDUAL PARTNERS AND JOINT TENANTS:

Signature:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Partner:

Joint Tenant Signature: (If joint tenants, both must sign.)	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Joint Tenant:

FOR OTHER PARTNERS:

Print Name of Partner:

Signature:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Signatory and Title:

Co-Signatory if necessary:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name and Title of Co-Signatory:

Exhibit E

Forms of Letters from the Partnership
to Partners in connection with acceptance of offers of tender

This letter is being sent to you if you tendered your entire interest in the Partnership.

Dear Partner:

PW Technology Partners, L.P. (the "Partnership") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

Since you have tendered your entire investment, you have been paid 95% of the amount requested, in accordance with the terms of the tender offer. The funds were wired directly into your UBS PaineWebber brokerage account if you have a UBS PaineWebber account. If you do not have a UBS PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Partnership's records.

The remaining 5% of the amount requested is a contingent portion of the repurchased interest and is valued based on the unaudited estimated net asset value of the Partnership as of June 30, 2001, and is subject to year-end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The contingent portion, together with interest, will be paid (subject to audit adjustment) within approximately ten days after the conclusion of the 2001 year-end audit, or on such earlier date as the Partnership's Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2002.

Should you have any questions, please feel free to contact the Partnership's Administrator, PFPC, at (877) 431-1973.

Sincerely,

PW Technology Partners, L.P.

Enclosure

This letter is being sent to you if you tendered a portion of your interest in the Partnership.

Dear Partner:

PW Technology Partners, L.P. (the "Partnership") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal.

Since you have tendered a portion of your investment, you have been paid 100% of the amount requested in cash, in accordance with the terms of the tender offer. The funds were wired directly into your UBS PaineWebber brokerage account if you have a UBS PaineWebber account. If you do not have a UBS PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Partnership's records. You remain a partner with respect to the interest that you did not tender.

Should you have any questions, please feel free to contact the Partnership's Administrator, PFPC, at (877) 431-1973.

Sincerely,

PW Technology Partners, L.P.

Enclosure